June 6, 2008

RE: Get cash now from your GTJ REIT, Inc. investment.

Dear Investor,

Good news!  Now you can sell your GTJ REIT, Inc. investment and regain control of your money.  Right now, MPF will pay you $5 per Share . Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want. But this offer expires on July 18, 2008, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. GTJ REIT, Inc.’s Shareholders will likely be required to hold this investment for at least 10 years!  The Corporation says “we presently intend to hold [our] real property for at least 10 years [after] our election to be taxed as a REIT.  This policy would eliminate a sale as a way to obtain liquidity and would prevent a sale which would otherwise be made to take advantage of favorable market conditions.”  (emphasis added).  Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like GTJ REIT, Inc. can be very difficult to sell. It can take weeks or months to find an interested buyer and GTJ REIT, Inc. will not be selling any properties for at least 10 years! But now you can sell your Shares and get your money today.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after GTJ REIT, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Letter of Transmittal. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires July 18, 2008 (unless extended). So don’t delay. Fill out and mail in the GTJ REIT, Inc. Letter of Transmittal today so we can rush you a check.